EXHIBIT 2.1

[***]	Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Execution Version

ASSET PURCHASE AGREEMENT

by and among

SIERRA ONCOLOGY, INC.,

YM BIOSCIENCES AUSTRALIA PTY LTD,

and

GILEAD SCIENCES, INC.

(Solely For Purposes of Section 7.1)

Dated as of August 20, 2018

*** Confidential Treatment Requested.

i

		Page
Section 7.7	Amendments	36
Section 7.8	Specific Performance	36
Section 7.9	Governing Law	36
Section 7.10	Jurisdiction; Venue; Consent to Service of Process	36
Section 7.11	Waiver of Jury Trial	37
Section 7.12	Assignment; Successors and Assigns	37
Section 7.13	Severability	37
Section 7.14	Counterparts	37

Exhibit A: Buyer Press Release
Exhibit B: Form of Bill of Sale
Exhibit C: Form of Patent Assignment Agreement
Exhibit D: Assignment and Assumption Agreement

Schedule A: Knowledge
Schedule B: Trademarks
Schedule C: GSI Retained Names
Schedule 2.3(b)(i): Purchased Patent Rights
Schedule 2.3(b)(ii): Purchase Know-How
Schedule 2.3(c)(i): Product Inventory
Schedule 2.3(c)(ii): Clinical Samples
Schedule 2.3(d): Purchased Records

INDEX OF DEFINED TERMS

Act	1
Action	23
Additional Amounts	19
Affiliate	1
Agreed Amount	34
Agreement	1
Allocation Schedule	20
Ancillary Agreements	1
Approved Spin-Out Transferee	21
Approved Transferee	21
Assumed Liabilities	14
Bill of Sale	2
Business Day	2
Buyer	1
Buyer Disclosure Schedule	25
Buyer Indemnification Cap	35
Buyer Indemnified Parties	32
Buyer Related Party	2
Claim Notice	34
Claimed Amount	34
Clinical Trial Agreements	31
Closing	12
Closing Consideration	2
Closing Date	12
Code	2
Combination Product	2
Commercially Reasonable Efforts	2
Contingent Payment Period	3
Contingent Payment Product	3
Contingent Royalty Period	17
Contracts	3
control	1
Copyrights	4
Cover	3
Covered	3
Designated Contacts	32
EMA	3
Encumbrance	3
European Union	3
Excluded Assets	13
Excluded Liabilities	14
Exhibits	3
[***]	3
FDA	3
First Commercial Sale	4

*** Confidential Treatment Requested.

GAAP	4
Governmental Authority	4
Governmental Authorization	4
GSI	1
GSI Retained Name	4
Includes	37
including	37
IND	4
Indemnified Party	33
Indemnifying Party	33
Initiation	15
Intellectual Property	4
Know-How	4
Knowledge	4
Law	4
Liabilities	5
Local Holding Requirements	22
Losses	5
Material Adverse Effect	5
Milestone Event	14
Milestone Payment	15
Mono Product	7
Net Sales	5
Non-Assignable Asset	28
Non-Assignable Authorization	28
Ongoing Clinical Trials	24
Parties	1
Party	1
Patent Assignment Agreement	8
Patent Rights	4
Permitted Encumbrance	8
Permitted License	9
Permitted Spin Transaction	9
Person	9
Pharmaceutical Laws	23
Product	9
Product INDs	23
Purchased Assets	13
Purchased IP	13
Purchased Know-How	13
Purchased Patent Rights	10
Purchased Records	13
Qualified Transferee	10
Registrational Trial	10
Regulatory Approval	10
Regulatory Exclusivity	10

v

Retained Names	10
Royalties	16
Royalty Rates	16
Schedules	10
SEC	29
Seller	1
Seller Disclosure Schedule	22
Seller Indemnification Cap	35
Seller Indemnified Parties	33
Seller Taxes	11
Selling Person	5
Straddle Period	11
Tax	11
Tax Return	11
Third Party	11
Third Party Claim	33
Threshold	35
Trademarks	4
Transfer	12
Transfer Taxes	18
Transferred Assets	21
Update Report	21
Valid Claim	12

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of August 20, 2018 (this “Agreement”), is made by and among Sierra Oncology, Inc., a Delaware corporation (“Buyer”), YM Biosciences Australia Pty Ltd, a company organized under the laws of Australia (“Seller”), and Gilead Sciences, Inc., a Delaware corporation (“GSI”), solely for purposes of Section 7.1. Seller, GSI and Buyer may hereinafter be referred to individually as a “Party” and, collectively, as the “Parties”.

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Purchased Assets (as defined below) related to the Product (as defined below), all upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Act” means the U.S. Federal Food, Drug and Cosmetic Act, as amended, and the rules and regulations promulgated thereunder.

“Action” has the meaning set forth in Section 3.6.

“Additional Amounts” has the meaning set forth in Section 2.11(b).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of voting interests, by Contract or otherwise.

“Agreed Amount” has the meaning set forth in Section 6.3(b).

“Allocation Schedule” has the meaning set forth in Section 2.13.

“Ancillary Agreements” means, collectively, the Bill of Sale, the Patent Assignment Agreement and such other agreements as may be executed pursuant to Section 5.2 or Section 5.7.

“Approved Transferee” has the meaning set forth in Section 2.17.

“Approved Spin-Out Transferee” has the meaning set forth in Section 2.17.

“Assumed Liabilities” has the meaning set forth in Section 2.5(a).

“Bill of Sale” means the Bill of Sale to be executed and delivered at Closing, substantially in the form of Exhibit B.

“Business Day” means each day that is not a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or obligated by Law or executive order to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnification Cap” has the meaning set forth in Section 6.5(a)(iii).

“Buyer Indemnified Parties” has the meaning set forth in Section 6.1.

“Buyer Related Party” means [***]

“Claim Notice” has the meaning set forth in Section 6.3(b).

“Claimed Amount” has the meaning set forth in Section 6.3(b).

“Clinical Trial Agreements” has the meaning set forth in Section 5.7(b).

“Closing” and “Closing Date” will have the respective meanings given such terms in Section 2.1.

“Closing Consideration” means U.S. $3,000,000.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Combination Product” shall have the meaning set forth in the definition of “Net Sales.”

“Commercially Reasonable Efforts” means, with respect to the efforts to be expended by a Party with respect to a particular objective, those [***]

“Contingent Payment Period” means the period of time commencing on Closing and ending upon expiration of Buyer’s obligations hereunder to pay the Milestone Payments and Royalties.

“Contingent Payment Product” means any pharmaceutical product that either (a) is Covered by a Purchased Patent Right or (b) contains or incorporates the Product.

“Contingent Royalty Period” has the meaning set forth in Section 2.10(a)(i).

“Contracts” means contracts, leases, indentures, agreements, purchase orders and all other legally binding arrangements in existence on the date hereof, including all amendments thereto.

*** Confidential Treatment Requested.

“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property.”

“Cover” or “Covered” means, with reference to a Patent Right, that the making of, use, offer for sale, sale, importation or exportation of the applicable product or technology would infringe a Valid Claim of such Patent Right (or, in the case of an application for a Patent Right, would infringe a Valid Claim in such application if it were to issue) in the country in which such activity occurs absent a license thereto or ownership thereof.

“Designated Contacts” has the meaning set forth in Section 5.7(e).

“EMA” means the European Medicines Agency, or any successor agency thereto.

“Encumbrance” means any mortgage, charge, lien, security interest, pledge or encumbrance of any nature whatsoever.

“European Union” means the United Kingdom, France, Germany, Italy and Spain and, without limiting the foregoing, the member states of the European Union as constituted from time to time. For the purposes of this Agreement, the United Kingdom shall at all times be deemed to be a member of the European Union.

“Excluded Assets” has the meaning set forth in Section 2.4.

“Excluded Liabilities” has the meaning set forth in Section 2.5(a).

“Exhibits” means, collectively, the Exhibits referred to throughout this Agreement.

“[***]” means the Ongoing Clinical Trial identified as [***].

“FDA” means the U.S. Food and Drug Administration.

“First Commercial Sale” means the first sale of the applicable product after Regulatory Approval is granted.

“GAAP” has the meaning set forth in the definition of “Net Sales.”

“Governmental Authority” means any U.S. or non-U.S. national, regional, federal, state, provincial, municipal or local governmental, legislative, judicial, administrative or regulatory authority, agency, commission, body or court or arbitrator and any of their respective subdivisions, agencies, instrumentalities, authorities or tribunals.

“Governmental Authorization” means any consent, license, franchise, permit, exemption, clearance or registration issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law, including favorable opinions by competent ethics committees.

“GSI” has the meaning set forth in the Preamble.

“GSI Retained Name” means the Trademarks set forth on Schedule C.

*** Confidential Treatment Requested.

“IND” means (i) an Investigational New Drug Application, as defined in the Act, (ii) any equivalent of an Investigational New Drug Application in any jurisdiction outside the United States and (iii) all supplements and amendments that may be filed with respect to the foregoing.

“Indemnified Party” has the meaning set forth in Section 6.3(a)(i).

“Indemnifying Party” has the meaning set forth in Section 6.3(a)(i).

“Initiation” shall have the meaning set forth in Section 2.9.

“Intellectual Property” means all intellectual property throughout the world, including all U.S. and foreign (i) patents, patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof (“Patent Rights”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iii) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models and methodologies (“Know-How”), and (iv) all applications and registrations, and any renewals, extensions and reversions, for the foregoing.

“Know-How” shall have the meaning set forth in the definition of “Intellectual Property.”

“Knowledge” of Seller means the actual knowledge of the employees of Seller set forth on Schedule A.

“Law” means any statute, law, ordinance, treaty, requirement, decree, regulatory rule, code or order of a Governmental Authority.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured.

“Local Holding Requirements” has the meaning set forth in Section 2.17(b).

“Losses” means, collectively, any and all damages, losses, Liabilities, claims, judgments, penalties, costs and expenses (including reasonable attorneys’ fees and litigation expenses); provided, however, Losses shall not include punitive, consequential, indirect, incidental, exemplary or special damages, lost profits, lost revenue, opportunity costs or any diminution in value, unless, in each instance, awarded to a third party, and shall not be calculated by using or taking into account any multiple of earnings, cash flow, revenue or other similar measure.

“Material Adverse Effect” means an effect which is materially adverse to the Purchased Assets, taken as a whole, but will not include (i) any adverse effect to the extent due to changes in conditions generally affecting (A) the pharmaceutical industry or (B) the economy, financial or securities markets or political, legislative or regulatory conditions, taken as a whole, except in the case of effects referenced in clauses (A) or (B), to the extent such effects disproportionately impact the Purchased Assets, taken as a whole, as compared to similar assets of other companies in the pharmaceutical industry, (ii) any adverse effect caused by the announcement of this Agreement and the pendency of any of the transactions contemplated hereby, (iii) any adverse effect due to legal or regulatory changes or other binding directives issued by a Governmental Authority except for any such effects that disproportionately impact the Purchased Assets, taken as a whole, as compared to similar assets of other companies in the pharmaceutical industry or (iv) any adverse effect due to acts of natural disaster, war, armed hostility or terrorism.

“Milestone Event” has the meaning set forth in Section 2.9.

“Milestone Payment” has the meaning set forth in Section 2.9.

“Mono Product” shall have the meaning set forth in the definition of “Net Sales.”

“Non-Assignable Authorization” has the meaning set forth in Section 5.2(b).

“Non-Assignable Asset” has the meaning set forth in Section 5.2(a).

“Net Sales” means the gross amounts invoiced for sales of Contingent Payment Products by or on behalf of the Buyer Related Parties and their Affiliates (each, a “Selling Person”), less the following deductions, in each case, to the extent specifically related to the applicable Contingent Payment Product and actually taken, paid, accrued, allowed, included or allocated based on a good faith estimate, in the gross sales prices with respect to such sales (and consistently applied as set forth below):

[***]

For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (1) through (8) above, such item may not be deducted more than once. It is understood and agreed that any accruals of amounts reflected in Net Sales shall be periodically (at least on a calendar quarter basis) trued up in a manner consistent with the applicable Selling Person’s customary practices and in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), and Net Sales for the quarter in which such adjustment occurs shall be adjusted to reflect such trued-up amounts.

Net Sales shall be determined using the books and records of the applicable Selling Person and calculated in accordance with GAAP consistently applied throughout the organization and across all products of the Person whose sales of Contingent Payment Products are giving rise to Net Sales. With respect to calculating Net Sales not denominated in U.S. Dollars, the applicable amounts shall be converted from the applicable foreign currency into U.S. Dollars in accordance with Section 2.12(b). Sales of Contingent Payment Products between or among the Selling Persons for use in the production or manufacture of Contingent Payment Products, or for subsequent resale, shall not be included within Net Sales; provided, however, that any subsequent resale of Contingent Payment Products by or on behalf of a Selling Person to another Person other than a Selling Person shall be included within Net Sales.

*** Confidential Treatment Requested.

Net Sales shall also include, with respect to any Contingent Payment Products sold or otherwise disposed of for any consideration other than an exclusively monetary consideration on bona fide arm’s length terms, an amount equal to the higher of (i) the fair market value of all consideration received and (ii) the average sales price for such Contingent Payment Products having the same dosage form and strength during the applicable reporting period in the country where such sale or other disposal occurred when such Contingent Payment Product is sold alone and not with other products, or if such Contingent Payment Product is not sold alone in such country during the applicable reporting period, then an amount equal to the average sales price during the applicable reporting period generally achieved for such Contingent Payment Product having the same dosage form and strength in the rest of the world (or if such Contingent Payment Product is not sold having the same dosage form and strength in the rest of the world, Buyer and Seller shall discuss an appropriate determination of Net Sales for the Contingent Payment Product, and the amount shall equal the amount that is mutually agreed upon by the Parties in good faith, following discussion by Buyer and Seller, based on a mutually agreed upon equitable method of determining the same that takes into account, in the country where such sale or disposal occurred, variations in dosage form and strength).

Notwithstanding the foregoing, Net Sales shall exclude any consideration received with respect to any sale, use or other distribution for use in a clinical trial or other development activity, for compassionate or named-patient use or for use as samples or in test marketing, in each case where Contingent Payment Products are provided at or below cost.

If a Contingent Payment Product consists of or contains a combination of the Product (or the active ingredient in the Product) with one or more other active ingredients, whether sold as a fixed dose combination or as separate doses sold together in a single package as one product (a “Combination Product”), the Net Sales for such Combination Product shall be calculated on a country-by-country basis as follows:

(a)    If one or more Persons separately sells in such country, (A) a product containing as its sole active ingredient the active ingredient in the Product in the Combination Product (the “Mono Product”) and (B) products containing as their sole active ingredients, the other active ingredients in such Combination Product, the Net Sales attributable to such Combination Product shall be calculated by multiplying actual Net Sales of such Combination Product by the fraction A/(A+B), where “A” is the weighted (by sales volume) average sales price (during the period to which the Net Sales calculation applies) for the Mono Product in such country and “B” is the weighted (by sales volume) average sales price (during the period to which the Net Sales calculation applies) in such country, for products that contain as their sole active ingredients the other active ingredients in such Combination Product.

(b)    If one or more Persons separately sells in such country the Mono Product, but one or more Persons does not separately sell in such country products containing as their sole active ingredients, the other active ingredients in such Combination Product, the Net Sales attributable to such Combination Product shall be calculated by multiplying the Net Sales of such Combination Product by the fraction A/C, where “A” is the weighted (by sales volume) average sales price (during the period to which the Net Sales calculation applies) for the Mono Product in such country, and “C” is the weighted (by sales volume) average sales price (during the period to which the Net Sales calculation applies) for such Combination Product in such country.

(c)    If one or more Persons does not separately sell in such country the Mono Product, but one or more Persons does separately sell in such country products containing as their sole active ingredients, the other active ingredients contained in such Combination Product, the Net Sales attributable to such Combination Product shall be calculated by multiplying the Net Sales of such Combination Product by the fraction (D-E)/D where: “D” is the weighted (by sales volume) average sales price (during the period to which the Net Sales calculation applies) for such Combination Product in such country and “E” is the weighted (by sales volume) average sales price (during the period to which the Net Sales calculation applies) in such country for products that contain as their sole active ingredients the other active ingredients in such Combination Product.

(d)    If one or more Persons does not separately sell in such country both the Mono Product and products containing as their sole active ingredients, the other active ingredient in such Combination Product, the Net Sales attributable to such Combination Product shall be agreed upon by the Parties in good faith (such agreement not to be unreasonably withheld or delayed), following discussion by Buyer and Seller, based on a mutually agreed upon equitable method of determining the relative fair market value of such Mono Product and such other active ingredient or ingredients.

(e)    Notwithstanding the foregoing, if all active ingredients in a Combination Product are Covered by one or more Purchased Patent Rights, the foregoing subsections (a) – (d) shall not apply to calculating Net Sales for such Combination Product.

“Ongoing Clinical Trials” has the meaning set forth in Section 3.7(d).

“Party” and “Parties” shall have the meanings set forth in the Preamble.

“Patent Assignment Agreement” means the Intellectual Property assignment agreement, substantially in the form attached as Exhibit C.

“Patent Rights” shall have the meaning set forth in the definition of “Intellectual Property.”

“Permitted Encumbrance” means (i) any Encumbrance for Taxes, assessments and other governmental charges that are not yet due and payable or that may thereafter be paid without penalty, (ii) with respect to permits or Contracts, any restrictions, obligations, limitations or other Encumbrances contained in such permit or Contract or existing at Law or under the regulatory regime pursuant to which such permit is granted or (iii) any license of or other grant of rights to use or obligation with respect to Intellectual Property.

“Permitted License” means any non-exclusive license, sublicense, lease or other grant of rights, in each case, in the ordinary course of business to Third Party service providers.

“Permitted Spin Transaction” means either of the following:

(i) a transfer by Buyer to a Person that is a corporation, limited liability company or similar entity that does not have equity securities registered under the Securities Exchange Act of 1934, as amended, of the equity securities of a wholly-owned subsidiary of Buyer to which any significant portion of the Purchased Assets, or any Purchased Patent Rights or Purchased Know-How, have been Transferred, provided, that (A) [***], (B) all or substantially all of the

*** Confidential Treatment Requested.

Transferred Assets are contributed or sold to such Person in a transaction related to a sale of Buyer and upon consummation of such contribution or sale, such Person (or one of its wholly-owned subsidiaries) will have a management team that (x) [***] or (y) [***] and (C) at the time of the transfer, such Person has at least [***] in cash or cash equivalents net of debt and any other Liabilities including current or deferred Tax Liabilities incurred by such Person in the transaction; or

(ii) a distribution or dividend by Buyer to its stockholders of the equity securities of a wholly-owned subsidiary of Buyer to which any significant portion of the Purchased Assets, or any Purchased Patent Rights or Purchased Know-How, have been Transferred, provided, that (A) all or substantially all of the Transferred Assets are contributed or sold to such wholly-owned subsidiary in a transaction related to a sale of Buyer and upon consummation of such contribution or sale, such wholly-owned subsidiary will have a management team that (x) [***] or (y) [***] and (B) at the time of the distribution or dividend, such wholly-owned subsidiary has at least [***] in cash or cash equivalents net of debt and any other Liabilities including current or deferred Tax Liabilities incurred by such wholly-owned subsidiary in the transaction.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, business association, organization, Governmental Authority or other entity.

“Pharmaceutical Laws” has the meaning set forth in Section 3.7(b).

“Product” means the pharmaceutical product momelotinib, an investigational inhibitor of Janus kinase (JAK).

“Product INDs” has the meaning set forth in Section 3.4.

“Purchased Assets” has the meaning set forth in Section 2.3.

“Purchased IP” has the meaning set forth in Section 2.3(b).

“Purchased Know-How” has the meaning set forth in Section 2.3(b).

“Purchased Patent Rights” means the Patent Rights to the extent set forth on Schedule 2.3(b)(i), together with all U.S. and foreign divisionals, continuations and continuations-in-part that claim priority thereto; Patents Rights that issue from any of the foregoing; and reexaminations, substitutions, reissues, extensions and renewals of any of the foregoing, including, for clarity, all applications and registrations for the foregoing, and all rights to causes of action and remedies against infringements thereof.

“Purchased Records” has the meaning set forth in Section 2.3(d).

“Qualified Transferee” means a corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, that (i) as of the date of the applicable Transfer, has a market capitalization of at least [***] and (ii) [***].

“Registrational Trial” means a pivotal clinical study for the Contingent Payment Product that is designed to be sufficient to obtain Regulatory Approval.

*** Confidential Treatment Requested.

“Regulatory Approval” means, with respect to a product in a particular jurisdiction, all approvals, licenses, registrations, applications, clearances, filings or authorizations necessary for the commercialization and marketing of such product in such jurisdiction, with the exception of approvals relating to the price at which a pharmaceutical product is sold or can be reimbursed by healthcare insurers, non-profits, government programs or other payors, which type of approvals are not considered Regulatory Approvals.

“Regulatory Exclusivity” means any exclusive marketing rights or data exclusivity rights conferred by any Governmental Authority with respect to a Contingent Payment Product other than Patent Rights, including rights conferred in the United States to a new drug application holder under the Hatch-Waxman Act or the FDA Modernization Act of 1997 (including pediatric exclusivity), or rights similar thereto outside the United States.

“Retained Names” means the Trademarks set forth on Schedule B, and any Trademarks related thereto or containing or comprising any of the foregoing, including any Trademarks derivative thereof or confusingly similar thereto.

“Royalties” has the meaning set forth in Section 2.10(a).

“Royalty Rates” has the meaning set forth in Section 2.10(a).

“Schedules” means, collectively, the Schedules referred to throughout this Agreement.

“SEC” has the meaning set forth in Section 5.3.

“Seller” has the meaning set forth in the Preamble.

“Seller Indemnification Cap” has the meaning set forth in Section 6.5(a)(ii).

“Seller Indemnified Parties” has the meaning set forth in Section 6.2.

“Seller Taxes” means any Taxes of Seller, other than (i) Taxes with respect to the Purchased Assets that relate to a Taxable period (or portion thereof) beginning after the Closing Date, (ii) Additional Amounts payable by Buyer pursuant to Section 2.11(b), and (iii) the portion of Transfer Taxes for which Buyer is liable under Section 2.11(a). For purposes of this Agreement, the Taxes relating to the Purchased Assets that are allocable to the portion of the Straddle Period ending on or before the Closing Date shall be equal to (a) in the case of Taxes other than those described in clause (b), the amount that would be payable if the taxable year of Seller ended on (and included) the Closing Date, and (b) in the case of real, personal and intangible property Taxes and other similar periodic Taxes that are not based on income or receipts, the amount of all such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period up to (and including) the Closing Date, and the denominator of which is the number of calendar days in the entire Straddle Period, provided, that if Buyer’s use or ownership of the Purchased Assets causes the Purchased Assets to be exempt from Taxes described in clause (b), the denominator shall be the number of calendar days in the Straddle Period during which such Taxes were imposed.

“Straddle Period” means any taxable period of Seller beginning on or before, and ending after, the Closing Date.

“Tax” means all U.S. federal, state, local and foreign taxes and assessments, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use, and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, escheat, employment, excise, stamp, and property taxes as well as social security (or similar) and unemployment taxes, together with all interest, penalties, and additions imposed with respect to such amounts.

“Tax Return” means any report, return, election, notice, estimate, declaration, information statement and other forms and documents (including all schedules, exhibits and other attachments thereto) relating to and filed or required to be filed with a taxing authority in connection with any Taxes (including estimated Taxes).

“Third Party” means any Person other than Seller or Buyer or their respective wholly-owned subsidiaries.

“Third Party Claim” has the meaning set forth in Section 6.3(a).

“Threshold” has the meaning set forth in Section 6.5(a)(i).

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property.”

“Transfer” means to directly or indirectly, assign, convey, transfer, license, sublicense, lease or otherwise grant rights.

“Transferred Assets” has the meaning set forth in Section 2.17.

“Transfer Taxes” has the meaning set forth in Section 2.11(a)

“Update Report” has the meaning set forth in Section 2.15.

“Valid Claim” means (a) a claim of an issued and unexpired Patent Right that has not been permanently revoked or declared unenforceable or invalid by a final and unappealable, or unappealed within the time allowed for appeal, decision of a Governmental Authority of competent jurisdiction, or (b) a claim in a pending application for a Patent Right that has been submitted to a patent office and pending for no more than [***] years and that has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise.

ARTICLE II

PURCHASE AND SALE

Section 2.1    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) is taking place simultaneously with the execution and delivery of this Agreement at August 20, 2018 (the date of the Closing is referred to in this Agreement as the “Closing Date”). All transactions at the Closing shall be deemed to have taken place simultaneously, and each of the closing deliveries is deemed to occur concurrently with each other.

*** Confidential Treatment Requested.

Section 2.2    Deliveries.

(a)    On or prior to the Closing Date, Seller has delivered to Buyer the following:

(i)	the Bill of Sale, duly executed by Seller and/or its Affiliates; and

(ii)	the Patent Assignment Agreement, duly executed by Seller and/or the applicable Affiliate thereof.

(b)    On or prior to the Closing Date, Buyer shall deliver to Seller the following:

(i)	the Closing Consideration, by wire transfer of immediately available funds to the account(s) designated by Seller;

(ii)	the Bill of Sale, duly executed by Buyer; and

(iii)	the Patent Assignment Agreement, duly executed by Buyer and/or the applicable Affiliate thereof.

Buyer shall be responsible for the recording and registration of all assignments and instruments contemplated by this Section 2.2.

Section 2.3    Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Seller hereby sells, assigns, transfers, conveys and delivers to Buyer, and Buyer hereby purchases, acquires and accepts, all of Seller’s right, title and interest in and to solely the following assets, right and properties of Seller hereto (collectively, the “Purchased Assets”):

(a)    all Governmental Authorizations and all pending applications or renewals therefor with respect solely to the Product, in each case to the extent transferable to Buyer under applicable Law, except to the extent set forth in Section 2.4(a);

(b)    (i) the Purchased Patent Rights (including, for clarity, the right to sue for past, present or future infringement or violation of the foregoing); and (ii) the Know-How to the extent set forth on Schedule 2.3(b)(ii) (the “Purchased Know-How” and together with such Purchased Patent Rights, the “Purchased IP”);

(c)    (i) all assets and inventory, including raw materials and finished goods, owned by Seller and used or held for use exclusively in connection with the development programs with respect to the Product and set forth on Schedule 2.3(c)(i) and (ii) all samples and physical specimens, including plasma and tissue, collected and used or held for use exclusively in connection with the development programs with respect to the Products and in the control of Seller or its Affiliates and set forth on Schedule 2.3(c)(ii);

(d)    (i) raw data and reports from preclinical and clinical studies, (ii) regulatory correspondence and meeting minutes, (iii) toxicology and pharmacology reports, (iv) clinical trial protocols and (v) manufacturing batch records and other CMC records, in each case (in respect of the foregoing subsections (i) through (v)), in the control of Seller or its Affiliates and relating solely to the Product and set forth on Schedule 2.3(d) (collectively, the “Purchased Records”); and

(e)    the Clinical Trial Agreements, subject to Sections 2.5(b), 5.5, 5.6, 5.7 and 5.8.

Section 2.4    Excluded Assets. Notwithstanding any other provision contained in this Agreement or in the Ancillary Agreements, Seller and Buyer expressly acknowledge and agree that Buyer is not acquiring any right, title or interest in or to any of the assets of Seller or any of its Affiliates that are not specifically identified in Section 2.3 (the “Excluded Assets”). For the avoidance of doubt, such Excluded Assets include any and all:

(a)    Governmental Authorizations and all pending applications or renewals therefor with respect to the Product, in each case, as are necessary for Seller to perform its obligations under this Agreement with respect to the Ongoing Clinical Trials, but solely to the extent necessary and until completion of such obligations by Seller (upon which such Governmental Authorizations, applications and renewals shall automatically and without further action of the Parties be deemed to constitute Purchased Assets transferred hereunder);

(b)    compounds and products (other than the Product); and

(c)    Retained Names (including the GSI Retained Name) and other Intellectual Property of Seller or any of its Affiliates other than the Purchased IP.

Buyer acknowledges and agrees that Seller may retain one copy of all or any part of the documentation that is delivered to Buyer hereunder.

Section 2.5    Assumption of Certain Liabilities and Obligations.

(a)    Subject to Sections 2.5(b), 5.5, 5.6, 5.7 and 5.8, Buyer will assume, be responsible for and pay, perform and discharge when due, any and all Liabilities arising from the ownership or use of the Purchased Assets from and after the Closing Date (the “Assumed Liabilities”). For the avoidance of doubt, Assumed Liabilities shall include Liabilities that become owed to Third Parties after the Closing as a result of Buyer’s post-Closing activities with respect to the Purchased Assets, including Liabilities arising from the use of inventory manufactured after the Closing; provided, however, that Liabilities resulting from any product liability or similar claims arising from the unexpired inventory manufactured prior to the Closing, used in the ordinary course following the Closing and transferred to Buyer pursuant to Section 2.3(c) shall be an Excluded Liability (as defined below).

(b)    Notwithstanding any other provision contained in this Agreement or in the Ancillary Agreements, but subject to Section 6.2, Seller and Buyer expressly acknowledge and agree that Buyer is not assuming any Liability of Seller or any of its Affiliates that are not Assumed Liabilities or any Liability of Seller for Seller Taxes (the “Excluded Liabilities”). Notwithstanding the provisions of Section 2.5(a) or any other provision of this Agreement to the contrary (except for Section 6.2), Seller shall, and shall cause each of its Affiliates to, pay and satisfy in due course all Excluded Liabilities which they are obligated to pay and satisfy. Without limiting the generality of the foregoing, the Excluded Liabilities shall include, but not be limited to, the following: (i) any Liabilities arising out of Excluded Assets; and (ii) any Liabilities relating to pre-Closing activities (regardless of whether such Liabilities are asserted pre-Closing or post-Closing), including, for example, Liabilities Seller or its Affiliates may have to participants in clinical studies for the Product conducted by Seller or its Affiliates prior to the Closing.

Section 2.6    RESERVED.

Section 2.7    Transfer of Title; Insurance. Without limiting any rights and remedies under this Agreement, the title and risk of loss or damage to the Purchased Assets shall pass to Buyer on the Closing Date. As of the Closing Date, the Purchased Assets shall cease to be insured by Seller’s insurance policies or by Seller’s self-insurance, as the case may be, and Buyer shall have no right or obligation with respect to any such policy.

Section 2.8    Consideration. The consideration for the Purchased Assets will consist of (i) the delivery of the Closing Consideration by Buyer to Seller at the Closing and (ii) the assumption by Buyer of the Assumed Liabilities.

Section 2.9    Milestone Payments. From and after the Closing, following the first achievement of each milestone event set forth in the tables below by or on behalf of a Buyer Related Party (each such event, a “Milestone Event”), Buyer shall pay, or cause to be paid, to Seller the corresponding milestone payment (each, a “Milestone Payment”) (a) within [***] Business Days of the first achievement of each Initiation Milestone and each Approval Milestone, (b) for each Net Sales Milestone achieved during the first three calendar quarters of a year, within [***] days after the end of the calendar quarter in which such Net Sales Milestone is achieved and (c) for each Net Sales Milestone achieved during the fourth (i.e., the last) calendar quarter of a calendar year, within [***] after the end of the calendar quarter in which such Net Sales Milestone is achieved. Buyer shall notify Seller as soon as reasonably practicable (i) but no more than [***] Business Days after each Initiation Milestone and each Approval Milestone is first achieved and (ii) but no more than [***] days after the end of the applicable calendar quarter in which each Net Sales Milestone is achieved if achieved during the first three calendar quarters of a calendar year and no more than [***] days after the end of the calendar quarter in which the applicable Net Sales Milestone is achieved if achieved during the fourth (i.e., last) calendar quarter of a calendar year. For the avoidance of doubt, each Milestone Payment shall be payable one time only upon the first achievement of the corresponding Milestone Event, regardless of the number of times such Milestone Event may be achieved.

*** Confidential Treatment Requested.

Initiation Milestone
Milestone Event	Milestone Payment
Initiation of a Registrational Trial for a Contingent Payment Product. For purposes of this Agreement, “Initiation” means the [***].	[***]

Approval Milestones

Milestone Event	Milestone Payment
Regulatory Approval for a Contingent Payment Product is granted by the FDA	[***]

Regulatory Approval for a Contingent Payment Product is granted by the EMA (or by the applicable Governmental Authority in a country within the European Union) and the approval from the applicable Governmental Authority establishing price and/or reimbursement is granted for such Contingent Payment Product in at least one of the following countries: U.K., Spain, France, Germany and Italy (provided, that if a Buyer Related Party commercially launches the Contingent Payment Product in such country prior to receipt of such approval establishing price and/or reimbursement, other than named patient sales, then the Milestone Event shall be deemed achieved)	[***]

Net Sales Milestones

Milestone Event	Milestone Payment
Annual Net Sales of Contingent Payment Products in a calendar year equals or exceeds [***]	[***]
Annual Net Sales of Contingent Payment Products in a calendar year equals or exceeds [***]	[***]

*** Confidential Treatment Requested.

Section 2.10    Royalties.

(a)     Royalty Payments. Within [***] days of the end of each of the first three calendar quarters of each calendar year and [***] days of the end of each fourth (i.e., last) calendar quarter of each calendar year, Buyer shall pay to Seller royalty payments (“Royalties”), as calculated by multiplying the applicable royalty rate set forth in the table below (“Royalty Rates”) by the corresponding amount of incremental Net Sales of Contingent Payment Products in such calendar quarter.

Aggregate Net Sales	Royalty Rate
That portion of aggregate Net Sales that are less than [***] in a calendar year	[***]
That portion of aggregate Net Sales that are equal to or greater than [***] but less than [***] in a calendar year	[***]
That portion of aggregate Net Sales that are equal to or greater than [***] but less than [***] in a calendar year	[***]
That portion of aggregate Net Sales that are equal to or greater than [***] in a calendar year	[***]

(i)    Buyer’s obligation to pay Royalties with respect to Net Sales of a Contingent Payment Product in a country shall commence on the date of the First Commercial Sale of such Contingent Payment Product in such country and shall continue until expiration of the Contingent Royalty Period. With respect to each Contingent Payment Product and country, the “Contingent Royalty Period” means the later of (1) expiration of the [***] year period following the First Commercial Sale of such Contingent Payment Product in such country, (2) expiration of the last-to-expire Valid Claim that Covers such Contingent Payment Product in such country and (3) expiration of [***] for such Contingent Payment Product in such country.

(ii)    Beginning on the date that, and solely for so long as, a Contingent Payment Product is sold in a country and is not Covered by a Valid Claim in such country, then for the purposes of calculating the Royalties attributable to Net Sales of such Contingent Payment Product, the Net Sales of such Contingent Payment Product in such country shall be reduced by [***]. For clarity, if such reduction is applied with respect to a Contingent Payment Product in a country based on the foregoing, and such Contingent Payment Product is later Covered by a Valid Claim in such country, such reduction shall no longer apply so long as a Valid Claim Covers such Contingent Payment Product in such country, provided that, for clarity, no retroactive payment shall be due for that period during which such Contingent Payment Product was not Covered by a Valid Claim in such country.

*** Confidential Treatment Requested.

(b)    Royalty Reports. Within [***] days following the end of each of the first three calendar quarters of each calendar year and within [***] days following the end of each fourth (i.e., last) calendar quarter of each calendar year, commencing with the calendar quarter in which the First Commercial Sale of the first Contingent Payment Product occurs, Buyer shall provide Seller with a report containing the following information for the applicable calendar quarter, on a country-by-country, product-by-product basis: (i) the amount of gross sales (including the number and size of units of Contingent Payment Products), (ii) the calculation of Net Sales (including each of the deductions used to calculate such amount) and (iii) the calculation of the Royalties. If no Royalties or other payments are payable to Seller for such reporting period, the report shall state that fact. Notwithstanding the above, the Parties will cooperate reasonably and in good faith to make available to Seller other financial information reasonably requested by Seller in connection with financial reporting obligations.

(c)    Records; Audits. Buyer shall, and shall cause each other Buyer Related Party to, maintain complete and accurate records in sufficient detail to permit Seller to verify the accuracy of any payment made under this Agreement, including the calculation of Royalties and the achievement of Milestone Events. Upon reasonable prior written notice, such records (for periods that have not previously been audited) shall be available not more than once each calendar year during regular business hours for a period of [***] years from the end of the calendar year to which they pertain (or such longer period to the extent required by applicable Law) for examination by an independent certified public accountant selected by Seller and reasonably acceptable to Buyer (and subject to such independent certified public accountant executing an appropriate confidentiality and non-disclosure agreement with the audited party), for the sole purpose of verifying the accuracy of the payments made hereunder. Any amounts shown to be owed but unpaid shall be paid within [***] days from the accountant’s report. Seller shall bear the full cost of such audit unless such audit discloses (i) an underpayment by Buyer of more than [***] of the applicable amount due [***].

Section 2.11    Taxes.

(a)    All transfer, sales, value added, stamp duty and similar Taxes payable in connection with the transactions contemplated hereby (collectively, the “Transfer Taxes”) will be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller. The Party responsible for filing any Tax Return with respect to such Transfer Taxes shall properly and promptly file such Tax Return. Seller and Buyer shall cooperate with each other and use their reasonable efforts to minimize the Transfer Taxes attributable to the transfer of the Purchased Assets, including by effecting the delivery of the Purchased Assets in such a manner as is legally permitted to mitigate such Transfer Taxes, and shall use commercially reasonable efforts to obtain any exemption or other similar certificate from any Governmental Authority as may be necessary to mitigate such Transfer Taxes. Buyer and Seller shall reimburse the other Party for any Transfer Taxes paid by the applicable Party in excess of the amount allocated to such Party by this Section 2.11(a).

(b)    Buyer shall be entitled to deduct from the amounts payable under this Agreement the proper amount of withholding Taxes required to be withheld under applicable Tax Law as determined by Buyer in its reasonable discretion, and Buyer shall timely and properly remit any amounts withheld under this Section 2.11(b) to the appropriate Governmental Authority on behalf of Seller. To the extent Buyer is required to withhold any amounts in respect of Taxes with respect to payments made pursuant to this Agreement, Buyer shall promptly deliver to Seller proof of payment of all such Taxes, together with copies of all communications

*** Confidential Treatment Requested.

from or with such Governmental Authority with respect thereto. Buyer and Seller shall cooperate with each other and use their reasonable efforts to eliminate or minimize any withholding Taxes applicable with respect to payments made pursuant to this Agreement, including providing appropriate forms, including Internal Revenue Service forms W-9 or W-8BEN-E, to eliminate or reduce any such withholding. Amounts withheld pursuant to this Section 2.11(b) will be treated as paid to Seller hereunder. Notwithstanding the foregoing, if Buyer (i) assigns, delegates or otherwise transfers any of its rights or obligations under this Agreement to an Affiliate or successor pursuant to Section 2.17, Section 7.12(a) or Section 7.12(b), and such Affiliate or successor is required by applicable Law to deduct or withhold Taxes in respect of any amounts payable under this Agreement at a rate higher than the rate at which Buyer would have been required to deduct or withhold Taxes if such assignment or transfer had not occurred, or (ii) takes any other similar action that causes Buyer to be required to deduct or withhold Taxes in respect of any amounts payable under this Agreement at a rate higher than if such action had not been taken, then the sum payable under this Agreement shall be increased as necessary so that after making all required deductions or any required withholding (including deductions and withholding with respect to additional sums payable under this Section 2.11(b)) Seller shall receive an amount equal to the sum that would have been paid if such assignment or transfer had not been made, or action had not been taken, as applicable. Additional amounts payable by Buyer pursuant to this Section 2.11(b) are referred to as “Additional Amounts”. For clarity, in the event of any assignment, delegation or other transfer of rights or obligations by Seller pursuant to Section 7.12, the Additional Amounts shall not exceed the Additional Amounts that would have been payable had such assignment, delegation or other transfer of rights or obligations not occurred. If Buyer or Seller, as the case may be, assigns, delegates or otherwise transfers any of its rights or obligations under this Agreement to an Affiliate or successor pursuant to Section 2.17, Section 7.12(a) or Section 7.12(b), the provisions of this Section 2.11(b) shall apply with respect to such Affiliate or successor, as applicable.

(c)    Except for Taxes covered by Sections 2.11(a) and 2.11(b), each Party shall be responsible for any Tax obligations of its own due to this Agreement (including income tax not withheld at source and capital gains tax). Subject to Section 2.5(a) and Article VI, neither Party shall have any obligation towards the other Party in the event that the other Party fails to fully comply with its Tax obligations.

Section 2.12    Payments.

(a)    Without limiting either Party’s right to assert or obtain damages for breaches of this Agreement, Buyer’s right to set off as set forth in Section 6.5(d) hereto and solely with respect to Royalties, Buyer’s right to true-up accruals of amounts reflected in Net Sales in accordance with the definition for “Net Sales” set forth herein, all Milestone Payments and Royalties to be paid to Seller hereunder shall be non-refundable and noncreditable. All payments to be made to Seller in accordance with the provisions of this Agreement will be made by wire transfer in U.S. Dollars of immediately available funds to the credit of Seller’s bank account as may be designated in writing by Seller from time to time.

(b)    Buyer agrees, in determining amounts hereunder, it will use Buyer’s then current standard procedures and methodology generally applied by Buyer or its Affiliates in preparing its audited financial statements for the applicable calendar quarter including Buyer’s then current standard exchange rate methodology for the translation of foreign currency sales into U.S. Dollars or, in the case of Selling Persons who are not Affiliates of Buyer, such similar methodology, consistently applied. Buyer will inform Seller as to the specific exchange rate translation methodology used for a particular country or countries. In addition, Buyer will notify Seller prior to changing or implementing its exchange rate translation methodology.

(c)    If, by reason of applicable Law in any country, it becomes impossible or illegal to pay any Milestone Payment or Royalty due hereunder in U.S. Dollars, Buyer shall promptly notify Seller and (i) to the extent permitted by applicable Law, such payments shall be deposited in local currency in the relevant country to the credit of Seller in a recognized banking institution designated by Seller or, if none is designated by Seller within thirty (30) days of such notice from Buyer, in a recognized banking institution selected by Buyer and identified in a written notice provided to Seller, and (ii) to the extent not permitted under applicable Law, such payments shall be negotiated promptly and in good faith by the Parties.

(d)    Buyer shall pay interest on any amount due that is not paid on or before the date such payments are due under this Agreement, after the expiration of [***] day grace period, at an annual rate equal to [***] as published in The Wall Street Journal (or a successor publication thereof) in effect on the date such payment was required to be made, calculated on the total number of days payment is delinquent.

Section 2.13    Allocation. Seller shall prepare and deliver to Buyer a preliminary allocation of the consideration (including any liabilities assumed for U.S. federal income Tax purposes) among the Purchased Assets in accordance with Section 1060 of the Code and the U.S. Treasury regulations thereunder (and any similar provision of state, local or foreign Law, as appropriate) on the Closing Date, which preliminary allocation may be updated by Seller within thirty (30) days after the Closing Date. Buyer shall review the preliminary allocation and any updates made by Seller and provide any reasonable objections or comments within fifteen (15) days after the receipt thereof, which Seller shall reasonably consider. The preliminary allocation, reflecting Buyer’s reasonable comments and any updates made by Seller, shall become final thirty (30) days after Buyer’s receipt thereof (the “Allocation Schedule”). Any subsequent adjustments to the consideration for the Purchased Assets shall be reflected in amendments to the Allocation Schedule as determined by Seller, and subject to Buyer’s reasonable comments, in a manner consistent with Section 1060 of the Code and the U.S. Treasury regulations thereunder (and any similar provision of state, local or foreign Law, as appropriate). Seller, Buyer and their respective Affiliates shall report and file Tax Returns in accordance with the Allocation Schedule. Neither Seller nor Buyer shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such Allocation Schedule unless required to do so by applicable Law.

Section 2.14    Diligence Obligations. At all times during the Contingent Payment Period, Buyer shall, and shall cause any Buyer Related Party to, comply with all applicable Laws with respect to developing, commercializing and otherwise exploiting, and shall use Commercially Reasonable Efforts to develop, commercialize and otherwise exploit (including obtain Regulatory Approval for), the Contingent Payment Products.

*** Confidential Treatment Requested.

Section 2.15    Status Reports. Until the First Commercial Sale of each Contingent Payment Product, Buyer shall send to Seller a reasonably detailed status report of the development, manufacture and commercialization of such Contingent Payment Product and the status of efforts to achieve the Milestone Events once each year (each such report, an “Update Report”), with the first such Update Report due in January of 2019 and subsequent Update Reports due in January of each applicable year. Within thirty (30) days after receipt of each Update Report, if Seller requests a meeting with representatives of Buyer to discuss such report, Buyer shall make available for such a meeting, upon reasonable notice during regular business hours, those of its and the other Buyer Related Parties’ employees and representatives that are responsible for the applicable activities set forth in the Update Report.

Section 2.16    Patent Prosecution. Buyer shall file, prosecute and maintain the Purchased Patent Rights, based on reasonable commercial and patent prosecution strategy considerations, in accordance with commercially reasonable practices for biopharmaceutical companies of a comparable size to obtain intellectual property protection for pharmaceutical products comparable to the Contingent Payment Products (but without taking into account the particular circumstances of Buyer, including any other product opportunities of Buyer and amounts payable to Seller hereunder).

Section 2.17    Restrictions on Transfer.

(a)    During the Contingent Payment Period, Buyer shall not, and shall cause its Affiliates not to Transfer (other than in a Permitted License) to any Third Party (x) any significant portion of the Purchased Assets or (y) any Purchased IP (collectively, the “Transferred Assets”) unless, (i)(A) the assignee or other transferee is a Qualified Transferee and such Transfer occurs at least [***] after the Closing Date or (B) Seller or GSI has consented in writing to such Transfer, [***] and, provided, further, that Seller and GSI shall be deemed to have consented if neither Seller nor GSI respond to any request for consent within [***] days of the receipt of such request (any assignee or other transferee of any Transfer under the foregoing (A) or (B), an “Approved Transferee”), and (ii) such Approved Transferee expressly assumes in writing Buyer’s obligations relating to the Transferred Assets and under this Agreement, including Buyer’s obligation to pay all amounts due under this Agreement to Seller that relate to such Transferred Assets (including, for clarity, any and all Contingent Payment Products). Buyer shall ensure that each Approved Transferee (if any) shall not, and shall cause its Affiliates not to Transfer to any Third Party any Transferred Assets unless the requirements specified in this Section 2.17(a) is satisfied.

(b)    During the Contingent Payment Period, Buyer shall not and shall cause its Affiliates not to directly or indirectly, assign, convey or otherwise transfer (including through any distribution of the equity securities or other ownership rights of any wholly-owned subsidiary of Buyer or other form of spin-off) any of the equity interests of any subsidiary of Buyer to which any significant portion of the Purchased Assets or any Purchased IP have been Transferred (other than in a Permitted License) unless (i)(A)(1) such assignment, conveyance or other transfer of any of the equity interests of any subsidiary of Buyer is pursuant to a Permitted Spin Transaction and such Transfer occurs at least [***] after the Closing Date or (2) Seller or GSI has consented in writing to such Transfer, [***] and, provided, further, that Seller and GSI shall be deemed to have consented if neither Seller nor GSI respond to any request for consent

*** Confidential Treatment Requested.

within [***] days of the receipt of such request (any assignee or other transferee of any Transfer under the foregoing (1) or (2), an “Approved Spin-Out Transferee”) and (B) such Approved Spin-Out Transferee expressly assumes in writing Buyer’s obligations relating to the Transferred Assets and under this Agreement, including Buyer’s obligation to pay all amounts due under this Agreement to Seller that relate to such Transferred Assets (including, for clarity, any and all Contingent Payment Products) or (ii) such assignment, conveyance or other transfer of any of the equity interests of any subsidiary of Buyer (A) is to a wholly-owned subsidiary of Buyer (and in the case of certain local de minimis holding requirements (“Local Holding Requirements”), to a subsidiary that Buyer directly or indirectly holds all of the equity interests in other than equity interests held by another Person for purposes of Local Holding Requirements) and (B) is for the purpose of Buyer’s internal tax planning. Buyer shall ensure that each Approved Spin-Out Transferee (if any) shall not, and shall cause its Affiliates not to Transfer any Transferred Assets unless the requirements specified in each of this Section 2.17(b)(i) or 2.17(b)(ii) are satisfied.

Section 2.18    Delivery of Purchased Assets. Notwithstanding any Non-Assignable Assets that are to be treated in accordance with Section 5.2, Seller shall deliver each of the Purchased Assets to Buyer, and Buyer shall receive and accept such Purchased Assets, as soon as practicable on or after the Closing Date, but no later than ninety (90) days or such other date mutually agreed to by the Parties. The Parties shall reasonably coordinate on the methods, timing and other details regarding such delivery of the Purchased Assets.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements in this Article III are true, complete and correct as of the date hereof (unless the particular statement speaks expressly as of another date, in which case it is true, complete and correct as of such other date), subject, in any case, to the exceptions provided in the disclosure schedule supplied by Seller to Buyer, dated as of the date hereof (the “Seller Disclosure Schedule”), with specific reference to the sections or subsections hereof, as applicable, to which such exception relates (except to the extent that it is readily apparent on the face of such disclosure that it also qualifies or applies to other sections or subsections hereof):

Section 3.1    Organization and Standing. Seller is a company duly organized, validly existing and in good standing under the Laws of Australia.

Section 3.2    Authorization. Seller has all requisite power and authority to execute this Agreement, to carry out and perform its obligations under this Agreement and to consummate the transactions contemplated to be performed by it hereunder. The execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions contemplated hereunder, have been duly and validly authorized by all necessary action of Seller.

Section 3.3    Binding Agreement. This Agreement has been duly and validly executed and delivered on behalf of Seller and, assuming the due authorization, execution and delivery by Buyer, constitutes the legal and binding obligation of Seller enforceable against Seller in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and to general equity principles (whether considered in a proceeding in equity or at law).

*** Confidential Treatment Requested.

Section 3.4    Consents; No Violation, Etc. Except for any filings with Governmental Authorities or other Governmental Authorizations necessary to transfer the INDs relating to the Product (the “Product INDs”) and Purchased IP, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not (i) violate any Law applicable to Seller, (ii) conflict with any provision of the certificate of incorporation or by-laws of Seller, (iii) give rise to any approval, authorization, consent, license, filing or registration with any court, arbitrator or Governmental Authority or (iv) violate any material Contract of Seller, or to which Seller is a party or subject to or by which it or any of its assets or properties is otherwise bound; provided, however, that no representation or warranty is made in the foregoing clauses (i), (iii) or (iv) with respect to matters that, individually or in the aggregate, would not be material and adverse to the Purchased Assets as a whole.

Section 3.5    Title to Purchased Assets. Seller has good and valid title to all of the tangible Purchased Assets held by Seller, free and clear of all Encumbrances, other than Permitted Encumbrances.

Section 3.6    Litigation. As of the date hereof, there is no suit, claim, action, proceeding or investigation (“Action”) pending or, to the Knowledge of Seller, threatened against (a) Seller relating to the Purchased Assets or (b) the Purchased Assets.

Section 3.7    Regulatory.

(a)    Seller has made available to Buyer complete and correct copies of (i) all Product INDs and (ii) all Purchased Records. All Product INDs are in full force and effect and there are no facts that would constitute a material default or noncompliance under the Product IND.

(b)    With respect to the Purchased Assets, Seller is in compliance with the Act, including the regulations promulgated thereunder, and any state or foreign Laws applicable to the development, testing, safety or efficacy of pharmaceutical products (“Pharmaceutical Laws”), except as would not, individually or in the aggregate, have a Material Adverse Effect. Seller has not received any written, or, to Seller’s Knowledge, other notice from the FDA or any other Governmental Authority alleging noncompliance with any Pharmaceutical Law or initiating, or threatening to initiate, any action to suspend or terminate a Product IND. In connection with the Purchased Assets, Seller has not and, to the Knowledge of Seller, Seller’s officers, employees, agents or clinical investigators acting for Seller have not (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority or (iii) committed any other act, made any statement or failed to make any statement, that establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy, or for any other Governmental Authority to invoke such a policy.

(c)    Seller has filed with the FDA and other applicable Governmental Authorities all required material filings, declarations, listings, registrations, reports, applications or submissions, including but not limited to Product INDs and adverse event reports, required by Pharmaceutical Laws in connection with the Purchased Assets. All such filings, declarations, listings, registrations, reports, applications or submissions were in material compliance with applicable Pharmaceutical Laws when filed and remain in full force and effect.

(d)    All preclinical and clinical investigations or trials sponsored by or conducted on behalf of Seller in connection with the Purchased Assets have been and are being conducted in material compliance with applicable Pharmaceutical Laws, including Good Clinical Practices requirements thereunder and Laws restricting the use and disclosure of individually identifiable health information. Seller has not received any written notice or other correspondence from the FDA or any other Governmental Authority commencing, or threatening to initiate, any action to place a clinical hold order on, or to terminate, delay, suspend, or materially modify any proposed or ongoing clinical or pre-clinical studies or tests sponsored by or conducted on behalf of Seller relating to the Purchased Assets. As of the date of this Agreement, there are no ongoing clinical trials or clinical trial commitments related to the Product, other than as set forth on Section 3.7(d) of the Seller Disclosure Schedule (such clinical trials, the “Ongoing Clinical Trials”). Except with respect to the Ongoing Clinical Trials, Seller has completed and closed out all other Gilead-sponsored clinical trials related to the Product.

(e)    Neither Seller nor, to the Knowledge of Seller, any officer, employee, or agent of Seller has been convicted of any crime or engaged in any conduct in connection with the Purchased Assets that has resulted in or could reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335a or any similar Pharmaceutical Law or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar Pharmaceutical Law. There are no claims, actions, proceedings or investigations in connection with the Purchased Assets that could reasonably be expected to result in such a material debarment or exclusion that are pending or, to the Knowledge of Seller, threatened against Seller or any of its respective officers, employees, agents or clinical investigators.

Section 3.8    Intellectual Property.

(a)    As of the date hereof, the Purchased Patent Rights constitute all Patent Rights owned by Seller and its Affiliates that are directed to and Cover the manufacture, use, and composition of matter of the Product. The Purchased Patent Rights are in effect and subsisting. Seller has not entered into any written (i) consent, (ii) forbearance or covenant not to sue or (iii) settlement agreement, in each case, with respect to the Purchased IP, and to the Knowledge of Seller as of the date hereof, there are no pending Actions filed, or threatened in writing, against the Seller or any of its Affiliates which challenge (including oppositions, interferences and similar actions) the validity or enforceability of, or Seller’s ownership of or right to use, the Purchased IP.

(b)    Seller solely owns on an exclusive basis, free and clear of all Encumbrances (other than Permitted Encumbrances), the Purchased IP. Neither Seller nor any of its Affiliates is obligated to pay to, and does not receive from, any Third Party (other than its Affiliates pursuant to Contracts that will terminate, be terminated or otherwise have no force or effect, in each case, with respect to the Purchased IP as of Closing) any royalty with respect to the Purchased IP, nor is Seller or any of its Affiliates a party to any Contract pursuant to which it has licensed or otherwise granted any rights to any Third Party (other than its Affiliates pursuant to Contracts that will terminate, be terminated or otherwise have no force or effect, in each case, with respect to the Purchased IP as of Closing) to use any of the Purchased IP other than clinical trial agreements, contract manufacturing agreements, agreements with contract research organizations and other service providers, and other agreements entered into in the ordinary course of business in which the grant of rights to use Intellectual Property is incidental and not material to performance under the Agreement. To the Knowledge of Seller as of the date hereof, Seller is not subject to any judgment of any Governmental Authority with respect to, nor is it a party to any Contract which restricts or impairs the use by Seller or any of its Affiliates of, any Purchased IP.

(c)    (i) To the Knowledge of Seller as of the date hereof, the development, manufacture or commercialization of the Product as of the date hereof does not infringe, misappropriate or otherwise violate any Person’s Intellectual Property and as of the date hereof, no such Action is pending, or to the Knowledge of Seller as of the date hereof, threatened in writing, against Seller or any of its Affiliates, and (ii) to the Knowledge of Seller as of the date hereof, no Person is infringing, misappropriating or otherwise violating any Purchased IP, and as of the date hereof, no such Action is pending or threatened in writing against any Person by Seller or any of its Affiliates. This Section 3.8 constitutes the only representation and warranty of Seller with respect to Intellectual Property, including any actual or alleged infringement, misappropriation or other violation of any Intellectual Property of any other Person.

Section 3.9    Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller, except those for which Seller will be solely responsible.

Section 3.10    Exclusive Representations and Warranties. Other than the representations and warranties set forth in this Article III, Seller is not making any other representations or warranties, express or implied, with respect to the Product or any of the Purchased Assets. Seller hereby disclaims any other express or implied representations or warranties, including, without limitation, regarding any financial projections or other forward-looking statements provided by or on behalf of Seller.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements in this Article IV are true, complete and correct as of the date hereof (unless the particular statement speaks expressly as of another date, in which case it is true, complete and correct as of such other date), subject, in any case, to the exceptions provided in the disclosure schedule supplied by Buyer to Seller, dated as of the date hereof (the “Buyer Disclosure Schedule”), with specific reference to the sections or subsections hereof, as applicable, to which such exception relates (except to the extent that it is readily apparent on the face of such disclosure that it also qualifies or applies to other sections or subsections hereof):

Section 4.1    Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

Section 4.2    Authorization. Buyer has all requisite corporate power and authority to execute this Agreement, to carry out and perform its obligations under this Agreement and to consummate the transactions contemplated to be performed by it hereunder. The execution, delivery and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereunder, have been duly and validly authorized by all necessary action of Buyer.

Section 4.3    Binding Agreement. This Agreement has been duly and validly executed and delivered on behalf of Buyer and, assuming the due authorization, execution and delivery by Seller, constitutes the legal and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and to general equity principles (whether considered in a proceeding in equity or at law).

Section 4.4    Consents; No Violations, Etc. The execution and delivery of this Agreement do not, and the consummation of transactions contemplated hereby will not (i) violate any Law applicable to Buyer, (ii) conflict with any provision of the certificate of incorporation or by-laws of Buyer, (iii) give rise to any approval, authorization, consent, license, filing or registration with any court, arbitrator or Governmental Authority or (iv) violate any material Contract of, or to which Buyer is a party or subject to or by which it or any of its assets or properties is otherwise bound; provided, however, that no representation or warranty is made in the foregoing clauses (i), (iii) or (iv) with respect to matters that, individually or in the aggregate, would not materially interfere with Buyer’s performance of its obligations hereunder.

Section 4.5    Litigation. As of the date hereof, there is no Action pending or, to the knowledge of Buyer, threatened against Buyer or any of its Affiliates, which (i) challenges the transactions contemplated by this Agreement, (ii) if adversely determined would delay the ability of Buyer to perform its obligations hereunder or (iii) would have a material adverse effect on Buyer.

Section 4.6    No Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer, except those for which Buyer will be solely responsible.

Section 4.7    As-Is Sale. BUYER ACKNOWLEDGES AND AGREES THAT: (I) THE REPRESENTATIONS AND WARRANTIES OF SELLER SPECIFICALLY SET FORTH IN ARTICLE III OF THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER TO BUYER AND SELLER DOES NOT MAKE ANY OTHER REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE, AND BUYER HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY MADE TO BUYER OR ANY OF ITS EMPLOYEES, AGENTS, STOCKHOLDERS, AFFILIATES OR REPRESENTATIVES, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, REGARDING THE PURCHASED ASSETS OR THE SUBJECT MATTER OF THIS AGREEMENT, OUTSIDE THOSE SET FORTH IN ARTICLE III OF THIS AGREEMENT, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED; (II) SELLER HAS MADE NO REPRESENTATION OR WARRANTY WITH RESPECT TO ANY FORECASTS, FINANCIAL OR OTHERWISE; AND (III) BUYER IS PURCHASING THE PURCHASED ASSETS ON AN “AS-IS, WHERE-IS” BASIS.

ARTICLE V

COVENANTS

Section 5.1    Retained Names.

(a)    Buyer hereby acknowledges that, as between the Parties and each of their respective Affiliates, all right, title and interest in and to the Retained Names (including the GSI Retained Name) are owned exclusively by Seller and/or its respective Affiliates. Buyer further acknowledges that, except as expressly set forth in Section 5.1(b), it has no rights, and is not acquiring any rights, to use the Retained Names. In no event shall Buyer or any of its Affiliates hold themselves out as having any affiliation with Seller or any of its Affiliates.

(b)    Upon and following the Closing, Buyer shall, and shall cause its Affiliates to, cease using any and all Retained Names, except that, during the period [***] immediately following Closing, Buyer and its Affiliates shall be permitted to use the GSI Retained Name in the manner that the GSI Retained Name was used by Seller and its Affiliates immediately prior to Closing solely in connection with the use of any inventory of Products in the Ongoing Clinical Trials; provided that, such inventory is included in the Purchased Assets described in Section 2.3(c) and the existing packaging depicts the GSI Retained Name. As of the Closing or, with respect to the GSI Retained Name, following expiration of the period of permitted use as described in the immediately preceding sentence, Buyer shall, and shall cause its Affiliates to, remove, strike over or otherwise obliterate all Retained Names from all Purchased Assets, including any packaging materials and other inventory in respect of the Product, and other materials transferred hereunder, except in the case of debossed pills of Product (which, for clarity, Buyer shall be required to destroy). Any use by Buyer of the GSI Retained Name as permitted in this Section 5.1(b) is subject to the following conditions: (i) use of the GSI Retained Name shall be in a form and manner, and with standards of quality, of that in effect for the GSI Retained Name as of the Closing, (ii) the GSI Retained Name shall not be used in a manner that may reflect negatively on such name and marks or on Seller or its Affiliates, (iii) Buyer and its Affiliates shall not apply to register or register any of the Trademarks forming a part of or associated with the Retained Names and (iv) Buyer and its Affiliates shall, in connection with all written uses of the GSI Retained Name (including on any packaging materials and other inventory), include a clear statement that the associated products or services are manufactured by or otherwise emanate from Buyer and its Affiliates and not from Seller and its Affiliates. Seller shall have the right to terminate the foregoing, effective immediately, if Buyer and its Affiliates

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fail to comply with the foregoing terms and conditions or otherwise fail to comply with any reasonable direction of Seller in relation to the use of the Retained Names. Buyer and its Affiliates shall indemnify and hold harmless Seller and any of its Affiliates for any Losses arising from or relating to the use by Buyer or any of its Affiliates of the Retained Names pursuant to this Section 5.1(b). Each of the Parties acknowledges and agrees that the remedy at Law for any breach of the requirements of this Section 5.1(b) would be inadequate and agrees and consents that without intending to limit any additional remedies that may be available, Seller and its Affiliates shall be entitled to a temporary or permanent injunction, without proof of actual damage or inadequacy of legal remedy, and without posting any bond or other undertaking, in any Action which may be brought to enforce any of the provisions of this Section 5.1(b).

Section 5.2    Non-Assignable Assets; Further Assurances.

(a)    Notwithstanding anything to the contrary contained in this Agreement, if the conveyance, assignment, transfer or delivery or attempted conveyance, assignment, transfer or delivery to Buyer of any of the Purchased Assets (i) is prohibited by any applicable Law or (ii) would require any authorizations, approvals, consents or waivers from another Person to convey, assign, transfer or deliver such asset, and such authorizations, approvals, consents or waivers have not been obtained prior to the Closing (each, a “Non-Assignable Asset”), in either case, the Closing shall proceed, but the Closing shall not constitute the conveyance, assignment, transfer or delivery of such Non-Assignable Asset, and this Agreement shall not constitute a conveyance, assignment, transfer or delivery of such Non-Assignable Asset unless and until such authorization, approval, consent or waiver is obtained. After the Closing, the Parties shall continue to use commercially reasonable efforts and cooperate with each other, without additional consideration, to obtain any such authorization, approval, consent or waiver as promptly as practicable, it being understood that (i) Seller shall not be required to pay any consideration to any other Person (unless Buyer agrees to reimburse Seller for such amounts), offer or grant any accommodation (financial or otherwise) to obtain any authorization, approval consent or waiver of such other Person and (ii) to the extent the foregoing shall require any action that would, or would continue to negatively affect Buyer following the Closing, such action shall require the consent of Buyer. Once authorization, approval or waiver of or consent for the conveyance, assignment, transfer or delivery of any such Non-Assignable Asset is obtained, Seller shall convey, assign, transfer and deliver such Non-Assignable Asset to Buyer at no additional cost to Buyer but subject to the immediately foregoing sentence. Pending such transfer, Seller shall (i) cooperate with Buyer or its designees in any commercially reasonable arrangement designed to provide Buyer or its designee with all of the rights and benefits of the Non-Assignable Assets after the Closing as if Buyer owned such Non-Assignable Assets. The Parties agree that upon the Closing, Buyer shall be treated as the owner of any Non-Assignable Asset for U.S. federal income Tax purposes.

(b)    With respect to any Governmental Authorization that is a Non-Assignable Asset (a “Non-Assignable Authorization”), notwithstanding any other provision of this Agreement, Seller’s liabilities and obligations with respect thereto shall cease in all respects as of the date that is two (2) years after the Closing. On and after such date, Seller shall have no ongoing liabilities or obligations to Buyer whatsoever in relation to such Non-Assignable Authorizations or the Products approved, cleared, marketed or sold under such Non-Assignable Authorizations, including any obligation to assist in the transfer of any such Non-Assignable Authorizations. On and after such date, Seller shall have the right, exercisable in its sole discretion, to cease, or cause to cease, the maintenance of such Non-Assignable Authorizations in the applicable issuing countries or territories, and to terminate the same.

(c)    After the Closing Date each of the Parties will execute and deliver, or cause to be executed and delivered (without any additional consideration), (i) such assignments, deeds, bills of sale and other instruments of transfer as either Party reasonably may request as necessary or desirable in order to effect or further evidence the sale and assignment of the Purchased Assets to Buyer and the retention of the Excluded Assets by Seller, and (ii) such assumption agreements and other instruments of assumption as either Party reasonably may request as necessary or desirable in order to effect or further evidence the assumption of the Assumed Liabilities, or to obtain releases of Seller or Buyer and their respective Affiliates, as applicable from any Liability with respect to the Assumed Liabilities or Excluded Liabilities, as applicable.

(d)    Notwithstanding anything to the contrary contained in this Agreement or any Ancillary Agreement, Buyer shall be responsible for preparing and filing all instruments and documents necessary to effect the assignment of the Purchased IP to Buyer (other than the Patent Assignment Agreement to be delivered pursuant to Section 2.2) and all costs and expenses with respect thereto, including preparing and recording country-specific assignments and legalization of signatures (where required), and following Buyer’s reasonable request, Seller shall reasonably cooperate with Buyer (and Buyer shall reimburse Seller for its reasonable out-of-pocket costs), with respect to the foregoing for a period of [***] following the Closing.

Section 5.3    Press Releases; Disclosure. Neither Buyer nor Seller shall, and Buyer and Seller shall cause of each of their respective Affiliates not to, issue a press release, trade announcement or any other public announcement with regard to the transactions contemplated hereby without the other Party’s prior consent, which shall not be unreasonably withheld or delayed. This restriction shall not apply to (i) the Buyer’s press release announcing the transaction in the form attached hereto as Exhibit A and (ii) announcements required by applicable Law or any Governmental Authority, however, in connection with subsection (ii) hereto, the Parties shall, to the extent reasonably practicable, coordinate and work in good faith to create mutually acceptable announcements. To the extent any Party is required to file a copy of this Agreement or any Ancillary Agreement as an exhibit to any filings with the U.S. Securities and Exchange Commission (the “SEC”) or any Governmental Authority, the Parties agree to request confidential treatment for the commercially sensitive portions of this Agreement or any Ancillary Agreement to be so filed with the SEC or any Governmental Authority. Further, to the extent any Party is required to file a copy of this Agreement or any Ancillary Agreement as an exhibit to any filings with the SEC or any Governmental Authority, then such Party shall prepare a draft of such filing for the other Party’s review and comment, including a proposed redacted version of this Agreement to be filed as an exhibit to such draft, if such filing includes disclosure of this Agreement or any Ancillary Agreement and its terms. Such draft filing and proposed redacted version of this Agreement shall be provided to the other Party reasonably in advance of the deadline for such filing, and the other Party shall promptly (and in any event, no fewer than five (5) days or such shorter time to meet any filing deadline where it was not practical to provide the other Party with such notice) provide its input in a reasonable manner in order to allow the Party seeking disclosure to file within the timelines proscribed by

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the regulations of the SEC or applicable Governmental Authority, which input the Party seeking such disclosure will reasonably consider. The Party seeking such disclosure will exercise commercially reasonable efforts to obtain confidential treatment for the commercially sensitive portions of this Agreement or any Ancillary Agreement from the SEC or applicable Governmental Authority as represented by the redacted version reviewed by the other Party. If a Current Report on Form 8-K is to be filed by Buyer with respect to this Agreement, then Buyer shall not file a copy of this Agreement in or as in exhibit to such Form 8-K.

Section 5.4    Maintenance of Books and Records; Seller’s Access. For a period of [***] after the Closing Date, or until the [***], (i) Buyer agrees to retain (and to cause its Affiliates to retain) and make available all data and books and records received from Seller and its Affiliates for inspection and copying by Seller or its agents at Seller’s expense, upon reasonable request and upon reasonable notice; provided that such data and books and records shall be made available only to the extent such availability is required for Seller or one or more of its Affiliates to comply with a requirement of Law, this Agreement, the Ancillary Agreements or to enable Seller or one or more of its Affiliates to defend against, respond to, or otherwise participate in any litigation, investigation, audit process, subpoena or other proceeding related to the Product, and (ii) no such data and other books and records shall be destroyed by Buyer without giving thirty (30) days prior written notice to Seller to permit Seller, at Seller’s sole cost, to duplicate or take possession of any such data, books and records. Any such access by Seller shall not unreasonably interfere with the conduct of the business of Buyer and its Affiliates. Seller will hold, and will use commercially reasonable efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of applicable Law, all confidential documents and information concerning Buyer provided to it pursuant to this Section 5.4.

Section 5.5    Transfer of Product INDs. Buyer and Seller shall, as promptly as practicable and in any event within [***] days after the Closing Date, each notify the FDA in writing of the transfer of ownership and all rights to the Product INDs to Buyer in accordance with all applicable Laws. Buyer concurrently shall notify the FDA in writing of the change of ownership to the Product. Product INDs in any jurisdiction outside the United States shall be closed or transferred to Buyer on a country-by-country basis as specified in the transition plan.

Section 5.6    Assumption of Regulatory Commitments. From and after the Closing Date and in accordance with the transition plan, Buyer will assume control of, and responsibility for all costs, obligations and Liabilities arising from or related to any commitments or obligations to any Governmental Authority involving the Product, but only to the extent such Liabilities (i) arise from facts and circumstances occurring after the Closing Date and (ii) do not arise from or relate to any breach by Seller of its obligations or any of its Affiliates obligations. Notwithstanding the foregoing, from and after the Closing Date, Seller shall be responsible for certain regulatory commitments in accordance with the transition plan until such regulatory commitments become the responsibility of Buyer or, if earlier, are fulfilled.

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Section 5.7    Clinical Trials; Clinical Trial Agreements.

(a)    Seller has begun the process of winding-down the Ongoing Clinical Trials, including [***], in accordance with accepted pharmaceutical industry norms and ethical practices. Buyer shall assume responsibility to conduct and complete the Ongoing Clinical Trials, including the responsibilities specified in the transition plan, as soon as reasonably practicable after the Closing Date (and in no event later than [***] or as extended to such other date as mutually agreed upon by the Parties, according to the transition plan). After the Closing Date and in accordance with the transition plan, Seller and/or its applicable Affiliates shall be responsible for maintaining certain activities related to the Ongoing Clinical Trials, which are specified in the transition plan, until such activities become the responsibility of Buyer in accordance with the transition plan or, if earlier, are completed. From and after the Closing, Buyer hereby grants Seller rights and access to all applicable Purchased Assets to the extent needed to satisfy Seller’s obligations specified in the transition plan or otherwise herein with respect to the Ongoing Clinical Trials. The Parties agree to cooperate in good faith and to use commercially reasonable efforts to satisfy the obligations specified in the transition plan and any other agreement referred to in the transition plan.

(b)    In connection with the Ongoing Clinical Trials, Seller has entered into clinical trial-related agreements (the “Clinical Trial Agreements”) with Third Parties with respect to the performance of the Ongoing Clinical Trials. Seller will cause to be transferred to Buyer any and all Clinical Trial Agreements as identified in the transition plan. To effect any such transfer, Buyer will execute and deliver to Seller, and Seller will cause to be executed and delivered to Buyer, an Assignment and Assumption Agreement substantially in the form of Exhibit D. In the event that Seller is unable to assign a Clinical Trial Agreement to Buyer after the Closing, Buyer may enter into a separate agreement in place of the unassignable Clinical Trial Agreement. In addition, after the Closing, Seller will terminate any or all such Clinical Trial Agreements as Buyer may so request, if possible and if permitted by Seller’s ethical practices. If any Clinical Trial Agreement is not earlier terminated by Seller at Buyer’s request nor transferred to Buyer or a Party promptly designated by Buyer by or before the end of the transition plan, Seller will, if possible and if permitted by Seller’s ethical practices, terminate such Clinical Trial Agreements unless continuing good faith efforts are being made to transfer the Clinical Trial Agreement to Buyer. Buyer shall remain free to enter into its own agreements in place of those so terminated.

(c)    Except as set forth in Section 5.7(e) below or Section 5.5, Section 5.6, 5.7(a) or 5.7(b) above, Buyer will have the right to control all aspects of the Ongoing Clinical Trials. Therefore, Seller will exercise such rights as it may have, and will cause any of its Affiliates, as appropriate, to do so under the Clinical Trial Agreements, as directed by Buyer, including by requesting the other party or parties to such Clinical Trial Agreements to take such actions, or to not take such actions, as are permitted or required under such Clinical Trial Agreements and under applicable Laws and regulatory requirements, all as Buyer may so direct. However, Seller shall not have any duty to take such actions or fail to take such action unless such actions or failure to take such actions are consistent with Seller’s ethical practices.

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(d)    Seller shall promptly (but in no event later than [***] days after receipt of the request for reimbursement) reimburse Buyer for any amounts actually paid or accrued by Buyer to any other party or parties related to [***]; provided that Seller shall only be obligated to reimburse Buyer (i) for amounts actually paid or accrued by Buyer for [***] or (ii) for other amounts actually paid or accrued related to [***]. Buyer shall submit an invoice and reasonable supporting documentation for such reimbursable amounts to Seller no later than [***], and Seller shall reimburse Buyer for all such undisputed amounts within [***] days of receipt of such invoice.

(e)    The Parties hereby designate [***] and [***] to serve as the initial main point of contact for each Party to coordinate the Parties’ activities with respect to the transition from Seller to Buyer of the Ongoing Clinical Trials under this Agreement (such initial contacts, as may be replaced by the Parties from time to time, the “Designated Contacts”). The Parties intend that the Designated Contacts meet and/or correspond on a monthly basis for such purposes and as otherwise needed, including to manage the post-Closing undertakings contemplated hereby. Each Party may change its Designated Contact from time to time upon written notice to the other Party; provided that the Parties recognize and agree as to the importance of continuity in their relationship and the activities hereunder.

Section 5.8    Adverse Events. From and after the Closing, Buyer will assume all responsibility for reporting adverse events involving the Product to which Buyer becomes aware to the applicable Governmental Authority according to the transition plan and in any event in the timeframe required by Law.

ARTICLE VI

INDEMNITY

Section 6.1    Indemnification by Seller. Subject to the terms and conditions of this Article VI, from and after the Closing, Seller shall indemnify Buyer, each Affiliate of Buyer, and each of their respective stockholders, directors, officers and employees (the “Buyer Indemnified Parties”) from and against all Losses incurred or suffered by any of the Buyer Indemnified Parties arising from or relating to or (in the case of clause (iii)) constituting, (i) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or any Ancillary Agreement; (ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement or any Ancillary Agreement; or (iii) any Excluded Liability.

Section 6.2    Indemnification by Buyer. Subject to the terms and conditions of this Article VI, from and after the Closing, Buyer shall indemnify Seller, each Affiliate of Seller, and each of their respective stockholders, directors, officers and employees (the “Seller Indemnified Parties”) from and against all Losses incurred or suffered by any of the Seller Indemnified Parties arising from or relating to or (in the case of clause (v)) constituting, (i) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or any Ancillary Agreement; (ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any Ancillary Agreement; (iii) the portion of Transfer Taxes for which Buyer is liable under Section 2.11(a); (iv) Additional Amounts payable by Buyer pursuant to Section 2.11(b); or (v) any Assumed Liability, including Liabilities for Taxes with respect to the Purchased Assets for a Taxable period (or portion thereof) beginning after the Closing Date.

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Section 6.3    Claims for Indemnification.

(a)    Third Party Claims. All claims for indemnification made under this Agreement or any Ancillary Agreement arising out of or resulting from any claim, demand, action, suit or proceeding made or brought by a Third Party (a “Third Party Claim”) against an Indemnified Party shall be made in accordance with the following procedures.

(i)    The Buyer Indemnified Parties or Seller Indemnified Parties, as applicable (an “Indemnified Party”), shall give prompt written notification to the Person from whom indemnification is sought under this Article VI (the “Indemnifying Party”) of the commencement of any Third Party Claim for which indemnification may be sought or, if earlier, upon the receipt of any such claim or demand by a Third Party; provided, however, that the failure so to notify the Indemnifying Party promptly or at all shall not relieve the Indemnifying Party of any liability or obligation it may have to the Indemnified Party hereunder except to the extent of actual prejudice caused by such failure. Such notification shall include a description in reasonable detail (to the extent known by the Indemnified Party) of the facts constituting the basis for such Third Party Claim and the amount of the Losses claimed. Within twenty-five (25) days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (i) seeks an injunction or other equitable relief or involves a criminal act alleged against the Indemnified Party, (ii) relates to the Purchased IP or (iii) is brought by or on behalf of a Governmental Authority.

(ii)    The Party not controlling such defense may participate therein at its own expense; provided, however, that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such Third Party Claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall also be considered “Losses” for the purposes of this Agreement; provided, further, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties. The Party controlling such defense shall keep the other Party advised of the status of such Third Party Claim and the defense thereof and shall consider recommendations made by the other Party with respect thereto.

(iii)    The Indemnified Party shall not agree to any settlement of any Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Party shall not agree to any settlement of any Third Party Claim that does not include a complete and unconditional release of the Indemnified Party from all liability with respect thereto or that admits to any liability on the part of, or imposes any liability, injunction or obligation on, the Indemnified Party without the prior written consent of the Indemnified Party (other than the payment of money as to which the Indemnifying Party has acknowledged in writing its indemnification obligation hereunder and has provided the Indemnified Party with evidence reasonably satisfactory to the Indemnified Party of its ability to pay) which consent shall not be unreasonably withheld or delayed.

(b)    Procedure for Other Claims. An Indemnified Party wishing to assert a claim for indemnification under this Article VI which is not subject to Section 6.3(a) shall deliver to the Indemnifying Party a written notice (a “Claim Notice”), based upon the information then available to the Indemnified Party, which contains (i) a description and the amount (the “Claimed Amount”) of any Losses incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under this Article VI and a reasonable explanation of the basis therefor and (iii) a demand for payment in the amount of such Losses. Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall: (A) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer), (B) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Agreed Amount, by check or by wire transfer), or (C) contest that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Indemnifying Party in such response contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute.

Section 6.4    Survival.

(a)    The representations and warranties of Seller and Buyer set forth in Article III and Article IV of this Agreement, or in any Ancillary Agreement, shall survive the Closing and the consummation of the transactions contemplated hereby and continue until the date that is [***] months after the Closing Date, at which time they shall (except as set forth in Section 6.4(b)) expire. All covenants, agreements and undertakings of the Parties contemplating performance after the Closing Date shall survive the Closing Date in accordance with their terms, subject to the expiration of the applicable statute of limitations for any claim relating thereto.

(b)    No claim for indemnification may be made based on a representation or warranty after the expiration thereof as provided in Section 6.4(a); provided, however, that if an indemnification claim under Section 6.1(i) or Section 6.2(i) is properly asserted in writing pursuant to Section 6.3 prior to the expiration as provided in Section 6.4(a) of the representation or warranty that is the basis for such claim, then such representation or warranty shall survive until, but only for the purpose of, the resolution of such claim.

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Section 6.5    Limitations.

(a)    Notwithstanding anything to the contrary contained in this Agreement, the following limitations shall apply to indemnification claims under this Agreement:

(i)

Seller, on the one hand, or Buyer, on the other hand, shall be liable with respect to claims under Section 6.1(i) or Section 6.2(i), respectively, only if the aggregate Losses related to such claims, when considered together, exceeds [***] (the “Threshold”) in which case Seller or Buyer, as applicable, shall be liable for the amount of all Losses (including amounts up to the Threshold), subject to the limitations set forth in this Agreement.

(ii)

Notwithstanding the foregoing, the aggregate liability of Seller for Losses paid with respect to the indemnification described in Section 6.1(i) shall not exceed [***] (the “Seller Indemnification Cap”); provided, however, that the Seller Indemnification Cap shall not apply with respect to any Losses arising from fraud.

(iii)

Notwithstanding the foregoing, the aggregate liability of Buyer for Losses paid with respect to the indemnification described in this Section 6.2(i) shall not exceed [***] (the “Buyer Indemnification Cap”); provided, however, that the Buyer Indemnification Cap shall not apply with respect to any Losses arising from fraud.

(b)    The amount of Losses recoverable by an Indemnified Party under this Article VI with respect to an indemnity claim shall be reduced by the amount of any payment received by such Indemnified Party (or an Affiliate thereof), with respect to the Losses to which such indemnity claim relates, from an insurance carrier. The Parties shall cooperate with each other in pursuing insurance claims with respect to any Losses or any indemnification obligations with respect to Losses. If an Indemnified Party (or an Affiliate thereof) receives any insurance payment in connection with any claim for Losses for which it has already received an indemnification payment from the Indemnifying Party, it shall pay to the Indemnifying Party, within thirty (30) days of receiving such insurance payment, an amount equal to the excess of (A) the amount previously received by the Indemnified Party under this Article VI with respect to such claim plus the amount of the insurance payments received, over (B) the amount of Losses with respect to such claim which the Indemnified Party was or has become entitled to receive under this Article VI and the costs associated with obtaining such insurance payment, including the cost of any increased premiums.

(c)    Except for claims for equitable relief (including specific performance) made with respect to breaches of any covenant or agreement contained in this Agreement or the Ancillary Agreements, the rights of the Indemnified Parties under this Article VI shall be the sole and exclusive remedies of the Indemnified Parties and their respective Affiliates with respect to claims covered by Section 6.1 or Section 6.2 or otherwise arising out of, resulting from or relating to this Agreement (including any exhibits or schedules hereto), any Ancillary Agreement (including any exhibits or schedules thereto) or any certificates or other instruments delivered in connection with this Agreement or any Ancillary Agreement, or any of the transactions contemplated hereby or thereby.

*** Confidential Treatment Requested.

(d)    Notwithstanding anything to the contrary contained in this Agreement, in the event that the Buyer Indemnified Parties are entitled to indemnification pursuant to this Article VI, Buyer shall have the right, but shall not be obligated to, set off, against any Milestone Payment or Royalties to Seller pursuant to Section 2.9 or Section 2.10, respectively, any amounts to which the Buyer Indemnified Parties are entitled to indemnification pursuant to, and subject to the limitations set forth in, this Article VI, applying such amounts in satisfaction, to the extent of such amount, of such owed amounts; provided that any set off pursuant to this Section 6.5(d) shall only be permitted in respect of an amount finally determined to be owed by the Indemnifying Party to a Buyer Indemnified Party pursuant to a final non-appealable order or judgment by a court of competent jurisdiction.

Section 6.6    Tax Treatment of Indemnification Payments. Unless otherwise required by applicable Law, all indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Closing Consideration. For the avoidance of doubt, proper adjustments shall be made to the Allocation Schedule with respect to any indemnification payments pursuant to this Article VI.

ARTICLE VII

MISCELLANEOUS

Section 7.1    GSI Guarantee. GSI hereby agrees to guarantee the obligations of Seller pursuant to this Agreement and, as described below, to transfer Purchased Assets held in its name on behalf of Seller, and GSI is a signatory of this Agreement solely for such purposes. Whenever this Agreement requires Seller to take any action, such requirement shall be deemed to include an undertaking on the part of GSI to cause Seller to take such action and a guarantee of performance thereof. GSI hereby agrees to directly assign, convey and deliver to Buyer the Purchased Assets listed on Schedule 2.3(b)(i) and specifically identified therein as GSI’s obligation. GSI further agrees to be directly bound by and comply with the provisions related to interpretation and enforcement of this Agreement as set forth herein, which are hereby incorporated in this Section 7.1 by reference as fully as if set forth herein in their entirety.

Section 7.2    Interpretation. In this Agreement unless otherwise specified:

(a)    “includes” and “including” shall mean respectively includes and including without limitation;

(b)    a Party includes its permitted assignees and/or the respective successors in title to substantially the whole of its undertaking;

(c)    words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(d)    references to Sections and Schedules are to Sections and Schedules of this Agreement unless otherwise specified;

(e)    the headings in this Agreement are for information only and shall not be considered in the interpretation of this Agreement;

(f)    the words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(g)    references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any Schedules hereto, all such amendments, modifications or supplements in existence on the date hereof must also be listed in the appropriate Schedule; and

(h)    the Parties agree that the terms and conditions of this Agreement are the result of negotiations between the Parties and that this Agreement shall not be construed in favor of or against any Party by reason of the extent to which any Party participated in its preparation.

Section 7.3    Currency. All currency amounts referred to in this Agreement are in U.S. Dollars unless otherwise specified.

Section 7.4    Entire Agreement; Third Party Beneficiaries. This Agreement (together with all Exhibits, Schedules and disclosure schedules attached hereto and other documents and instruments referred to herein that are to be delivered at the Closing) and the Ancillary Agreements, (a) constitute the entire agreement among the parties to this Agreement and supersede all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, and (b) is not intended to confer upon any Person other than the Parties hereto any rights or remedies.

Section 7.5    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (ii) on the date of confirmation of receipt of transmission by facsimile, in each case to the intended recipient as set forth below:

(a)    If to Buyer, to:

Sierra Oncology, Inc.

2150-885 W Georgia Street

Vancouver, BC V6C 3E8

Attn: Chief Financial Officer

Facsimile No.:

(b)    if to Seller or GSI, to:

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, CA 94404

Attention: General Counsel

Facsimile No.:     (650) 522-5771

Any Party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Any Party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other Parties to this Agreement notice in the manner herein set forth.

Section 7.6    No Waiver. No waiver by any Party hereto of any breach of any covenant, agreement, representation or warranty hereunder shall be deemed a waiver of any preceding or succeeding breach of the same. The exercise of any right granted to any Party herein shall not operate as a waiver of any default or breach on the part of the other Party hereto. Each and all of the several rights and remedies of any Party hereto under this Agreement shall be construed as cumulative and no one right as exclusive of the others.

Section 7.7    Amendments. No change, modification, alteration, amendment or agreement to discharge in whole or in part, or waiver of, any of the terms and conditions of this Agreement, shall be binding upon any Party, unless the same shall be made by a written instrument signed and executed by the authorized representatives of each Party.

Section 7.8    Specific Performance. The Parties agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedy at law or equity, each Party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement without the necessity of posting a bond or other form of security. In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 7.9    Governing Law. This Agreement and all claims and Actions arising from or relating to this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to such State’s principles of conflict of laws.

Section 7.10    Jurisdiction; Venue; Consent to Service of Process. Each of the Parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of the Delaware Chancery Court and any Federal court located in the State of Delaware in the event of any Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Delaware Chancery Court or a Federal court sitting in the State of Delaware. In any Action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each Party irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claims that it is not subject to the jurisdiction of the above courts, that such Action is brought in an inconvenient forum or that the venue of such Action is improper. Each of the Parties also hereby agrees that any final and unappealable judgment against a Party in connection with any such Action shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such judgment shall be conclusive evidence of the fact and amount of such judgment. Each Party hereto irrevocably consents to service of process in the manner provided for the giving of notices pursuant to this Agreement. Nothing in this Section 7.10 shall affect the right of any Party to serve process in any other manner permitted by applicable Law.

Section 7.11    Waiver of Jury Trial. To the fullest extent permitted by Law, each of the Parties irrevocably waives all right to trial by jury in any Action or counterclaim arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement.

Section 7.12    Assignment; Successors and Assigns. No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Party hereto; provided, however, that following the Closing, either Party may assign (a) any of its rights and obligations hereunder to any of its Affiliates for so long as such Affiliates remain Affiliates of such Party, (b) all of its rights and obligations hereunder to its successor in interest in connection with the transfer or sale of all or substantially all of its stock or assets, or in connection with a merger, consolidation, change in control or similar transaction and (c) in the case of Seller, its right to receive payments hereunder, including Milestone Payments and Royalties, and all related rights and obligations to any Affiliate or Third Party, in each case, without the consent of the other Party. Any attempted assignment in violation of the foregoing shall be null and void. This Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties hereto, but any such assignment by any Party hereto shall not relieve such assigning Party of any of its obligations or agreements hereunder unless expressly agreed to in writing by each other Party hereto in its sole discretion.

Section 7.13    Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner.

Section 7.14    Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective representatives thereunto duly authorized, all as of the date first written above.

YM BIOSCIENCES AUSTRALIA PTY LTD

By:	/s/ Robin L. Washington
Name: Robin L. Washington Title: Director

SIERRA ONCOLOGY, INC.

By:	/s/ Nick Glover
Name: Nick Glover Title: President and Chief Executive Officer

GILEAD SCIENCES, INC. (Solely For Purposes of Section 7.1)

By:	/s/ Robin L. Washington
Name: Robin L. Washington Title: Executive Vice President and Chief Financial Officer